Telzuit Medical Technologies, Inc.

5422 Carrier Drive, Suite 306

Orlando, Florida 32819

Phone: (407) 354-1222

November 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Telzuit Medical Technologies, Inc.

Registration Statement on Form SB-2

Filed June 26, 2006

File No. 333-135287

Dear Mr. McTiernan:

Telzuit Medical Technologies, Inc., in its capacity as the registrant under the captioned registration statement, hereby requests that the effective date of its registration statement, as filed with the Commission on June 26, 2006 and amended on August 10, 2006 and November 9, 2006, be accelerated to November 13, 2006 at 5:00 p.m., Eastern Standard Time, or as soon as possible thereafter.

In submitting this request for acceleration, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please contact the undersigned at (407) 354-1222 or Brent A. Jones, Esq. at (813) 204-6420.

Yours truly, TELZUIT MEDICAL TECHNOLOGIES, INC.

/s/ Warren D. Stowell
By:	Warren D. Stowell
Its:	President and Chief Executive Officer

cc: Brent A. Jones, Esq.